

September 12, 2013

<u>Via E-mail</u>
Mr. Christopher Vohs
Chief Accounting Officer
Bluerock Multifamily Growth REIT, Inc.
712 Fifth Avenue, 9th Floor
New York, NY 10019

> **Re:** **Bluerock Multifamily Growth REIT, Inc.**
> **Form 10-K**
> **Filed March 13, 2013**
> **File No. 333-153135**

Dear Mr. Vohs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2012</u>

<u>Investment Objectives, page 6</u>

1.   In future Exchange Act periodic reports, please explain the term "Class A apartment properties."

<u>Item 2. Properties, page 8</u>

2.   In future Exchange Act periodic reports, please disclose the costs that have been incurred in developing 23Hundred @ Berry Hill. Additionally, please disclose the amount you anticipate will be necessary to incur to complete development of this property and the anticipated completion date.

Mr. Christopher Vohs
Bluerock Multifamily Growth REIT, Inc.
September 12, 2013
Page 2

Part II, page 10

Item 5. Market for Registrant's Common Equity …, page 10

3. We note your disclosure that your estimated value per share is $10.04. With a view to disclosure, please provide us an analysis regarding your calculation of NAV, including:

   • the process by which the value estimate was determined, including the role of each of the parties involved in the process, the person(s) making the ultimate determination, the primary and secondary valuation methods used, any conflicts with third party advisors, and whether or not the final determination was consistent with the range of values provided by any third party advisor;

   • a breakdown of the value assigned to each major asset type (e.g. properties, securities, cash), the liabilities, and the share number used to calculate the per share amount, along with a comparable breakdown for any prior period value estimate;

   • the key assumptions used in the primary valuation method, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions;

   • the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties; and

   • a list of any prior period value estimates and the approximate date on which the next value estimate will be provided.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 15

4. Please discuss in your future Exchange Act filings the relative impact on period-to-period changes of same property performance and the relative impact of occupancy and rent rate changes within such same property performance.

5. We note your disclosure of NOI on page 16. In future Exchange Act filings, please revise to include all of the disclosures required by Item 10(e) of Regulation S-K for non-GAAP measures, including a reconciliation of your non-GAAP financial measure to the most directly comparable GAAP financial measure.

Cash Flows, page 19

6.   In future Exchange Act filings, please include additional analysis of your capital expenditures by breaking down total capital expenditures between new development (as applicable), redevelopment/renovations, routine capital expenditures and other capital expenditures by year. The total of these expenditures should reconcile to the cash flow statement. In addition, please expand your narrative discussion of fluctuations from year to year to discuss any known trends or expectations for the future.

Note 3 – Business Combinations and Sale of Joint Venture Equity Interests, page F-14

7.   We note that you recorded a gain on the acquisition of MDA Apartments. ASC Topic 805-30-25-4 requires an acquirer to reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a bargain purchase gain. Please provide us with your comprehensive analysis of how you determined the fair values of the assets and liabilities were appropriate to support the recognition of the gain. Please refer to the guidance in ASC Topic 820-10-35-24 through 820-10-35-28.

Note 6 – Variable Interest Entities and Other Consolidation Matters, page F-18

8.   We note that you own less than 50% of ownership interest in the following joint ventures, yet they are consolidated into your consolidated financial statements:

- The Reserve at Creekside Village
- Enders Place at Baldwin Park
- MDA Apartments

Please provide us with your accounting analysis for each of these entities that supports that that these entities are appropriately consolidated in your financial statements. Please cite the applicable guidance in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jorge Bonilla, Staff Accountant at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Kristina Aberg, Staff Attorney, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief